Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 11 DATED MAY 18, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset additional debt financing; and
•	Asset acquisition.

Asset Additional Debt Financing

Initial Acquisition of Controlled Subsidiary Investment –Jax2 JV LLC

On June 6, 2016, we directly acquired ownership of a “majority-owned subsidiary,” Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000 (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of a two separate stabilized garden-style multifamily properties totaling 679 units located Jacksonville, FL, with one asset, Reserve at Mandarin, located at 4083 Sunbeam Road, Jacksonville, FL 32257 (the “Mandarin Property”), and the second asset, Palms at Beacon Pointe, located at 1251 Beacon Point Drive, Jacksonville, FL 32246 (the “Regency Property”, and, together with the Mandarin Property, the “RSE Jacksonville Properties”). The closing of both the RSE Jacksonville Investment and the RSE Jacksonville Properties occurred concurrently. The RSE Jacksonville Controlled Subsidiary is managed by the principals of American Landmark Jax2 Management LLC (“American Landmark”). Pursuant to the agreements governing the RSE Jacksonville Investment (the “RSE Jacksonville Operative Agreements”), our consent is required for all major decisions regarding the RSE Jacksonville Properties. The investment strategy for both properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

Incremental Debt Financing

Mandarin Property

The Mandarin Property, which is held through Reserve at Mandarin LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $36,000,000. At an additional cost of approximately $4,600,000, American Landmark has completed the underwritten value-add plan. The interior-unit renovations included resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout first floor units’ living areas, curved shower rods, and washer-dryers installed in all units. Exterior and common area renovations included remodeling the fitness center, enhancing the clubhouse and landscaping, and re-purposing the laundry room into pet wash station.

As of April 30, 2018, occupancy was 96.2% and average monthly in-place rent was $855 per unit. As of April 30, 2018, trailing 12-month net operating income (“NOI”) had increased 31% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Capital One and Fannie Mae provided a $27,000,000 senior secured loan to finance the acquisition and renovation of the Mandarin Property, with a July 1, 2028 maturity date and a 4.21% fixed interest rate (the “Mandarin Senior Loan”). On May 9, 2018, Capital One and Fannie Mae provided a $10,290,000 supplemental loan (the “Mandarin Supplemental Loan”) that is coterminous with the initial loan and has a 5.84% fixed interest rate. As of May 9, 2018, the combined loan balance is $37,290,000 and the loan-to-value ratio based on a lender-engaged appraisal is 75%. The appraisal value of $50,000,000 represents a 39% increase in value compared to the $36 million purchase price.

Regency Property

The Regency Property, which is held through Beacon Pointe LLC, a wholly-owned subsidiary of the RSE Jacksonville Controlled Subsidiary, was acquired for a purchase price of approximately $11,000,000. At an additional cost of approximately $1,600,000, American Landmark has completed the underwritten value-add plan. The interior-unit renovations included resurfaced spray countertops, new cabinet doors and handle pulls, upgraded lighting in the kitchens and baths, goose neck and brushed nickel faucets, black appliance packages, plank flooring in wet areas and throughout first floor units’ living areas, curved shower rods, and washer-dryers installed in all units. In addition, exterior and common area renovations included enhancing the clubhouse and landscaping, installing new signage, remodeling the leasing office and model, and re-purposing the laundry and fitness center into one larger fitness center.

As of April 30, 2018, occupancy was 97.5% and average monthly in-place rent was $874 per unit. As of April 30, 2018, trailing 12-month net operating income (“NOI”) had increased 30% compared to the trailing 12-month performance prior to acquisition.

At the initial closing, Capital One and Fannie Mae provided a $8,250,000 senior secured loan to finance the acquisition and renovation of the Regency Property, with a July 1, 2028 maturity date and a 4.21% fixed interest rate (the “Regency Senior Loan”). On May 9, 2018, Capital One and Fannie Mae provided a $2,800,000 supplemental loan (the “Regency Supplemental Loan”) that is coterminous with the initial loan and has a 5.84% fixed interest rate. As of May 9, 2018, the combined loan balance is $11,050,000 and the loan-to-value ratio based on a lender-engaged appraisal, is 75%. The appraisal value of $14,740,000 represents a 34% increase in value compared to the $11 million purchase price.

Distributions from JAX2 JV, LLC

As a result of the Mandarin and Regency supplemental loans, we have received a cash distribution of approximately $9,120,000.

Market Outlook

The Jacksonville region should continue to be one of Florida’s strongest economies given the large military and shipping presence. The climate and generally affordable cost of living make the area a desirable place to live. As of January 2018, unemployment was 3.9%, below both Florida and the nation’s averages. The metropolitan area’s population is expected to grow 1.9% per year through 2021. Strong population and employment growth have driven absorption in the multifamily market. As of first quarter 2018, year-over-year rent growth was 4.9% and vacancy was 6.9%. Rent growth is anticipated to accelerate in 2018. However, given new supply scheduled to deliver in 2018 and 2019, the medium-term outlook is that annual rent growth moderates to approximately 2% by mid-2020. The RSE Jacksonville Properties should continue to benefit from these positive market conditions.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Decolage Ventures, LLC

On May 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Decolage Ventures, LLC (“RSE Pico Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $5,000,000, which is the initial stated value of our equity interest in the RSE Pico Controlled Subsidiary. The RSE Pico Controlled Subsidiary is expected to use the proceeds to develop a single mixed-use property totaling 51 units and 3,350 sf of retail located at 3063 West Pico Blvd., Los Angeles, CA 90006 (the “RSE Pico Property”). The RSE Pico Controlled Subsidiary is anticipating redeeming the RSE Pico Controlled Subsidiary Investment via sale or refinance by June 1, 2021. The RSE Pico Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Pico Controlled Subsidiary is managed by Index Real Estate Investments (“Index”). Index is a vertically integrated real estate firm specializing in property development in Los Angeles and has deployed more than $50 million in development in Los Angeles.

Pursuant to the agreements governing the RSE Pico Controlled Subsidiary Investment (the “RSE Pico Operative Agreements”), our consent is required for all major decisions regarding the RSE Pico Property. In addition, pursuant to the RSE Pico Operative Agreements we are entitled to receive a minimum 12.25% per annum economic return on our RSE Pico Controlled Subsidiary Investment, with 3.50% paid current and the remainder accrued. In addition, an affiliate of our sponsor earned an origination fee of 1.50% of the RSE Pico Controlled Subsidiary Investment.

The RSE Pico Controlled Subsidiary is expected to redeem our RSE Pico Controlled Subsidiary Investment by June 1, 2021 (the “RSE Pico Redemption Date”). The RSE Pico Controlled Subsidiary does have the ability to extend the RSE Pico Redemption Date with one 12-month extension, subject to certain conditions. In the event that the RSE Pico Controlled Subsidiary Investment is not redeemed by the RSE Pico Redemption Date or is not extended by the RSE Pico Redemption Date, pursuant to the RSE Pico Operative Agreements, we have the right, in our discretion, to force the sale of the RSE Pico Property outright. The RSE Pico Controlled Subsidiary may redeem our RSE Pico Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE Pico Controlled Subsidiary Investment.

Simultaneous with the RSE Pico Controlled Subsidiary Investment, senior financing was provided through a $17,300,000 senior secured loan from Banc of California (the “RSE Pico Senior Loan”). The loan features a 36-month term with a maturity date of June 1, 2021 and 36-months interest-only at a floating rate of 1-month LIBOR + 3.75%. The RSE Pico Senior Loan also features one, 12-month extension. Aggregate with the RSE Pico Senior Loan, the RSE Pico Controlled Subsidiary Investment features a LTC of 84.8%, based on a $26,312,224 construction budget, with approximately $4.0 million of equity junior to the RSE Pico Controlled Subsidiary Investment once fully funded. The combined LTC ratio is the amount of the RSE Pico Senior Loan plus the amount of the RSE Pico Controlled Subsidiary Investment, divided by the total projected construction budget of the RSE Pico Property. LTC, or loan-to-cost ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated construction cost to build the property. We generally use LTC for ground up development properties.

The property is expected to consist of a six-story building with five levels of apartments, one level of ground floor retail, parking at grade level, and one level of subterranean parking. The proposed building will have 51 apartment units (50,904 sf) above approximately 3,350 sf of ground floor retail, with a total of 115 parking spaces. The unit mix will consist of 16 1BD/1BA, 28 2BD/2BA, and 7 2BD/2BA plus loft units. The project is currently underway and expected to be completed in the third quarter of 2020.

The property is located in the Koreatown area of Los Angeles within walking distance to many dining, shopping, and entertainment opportunities (Walkscore rating of 92/100). The retail tenants will have frontage along West Pico Boulevard, and the multifamily tenants will have access to employment centers through Interstate 10 and two Metro stations (all within 1.5 miles of the property). Additionally, the property and neighborhood are minutes to Downtown, Hollywood, and USC.